August 18, 2009

VIA EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sterling Financial Corporation (“Sterling”)
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 000-20800

Dear Mr. Nolan:

This letter responds to your letter dated August 11, 2009, regarding Sterling’s Annual Report on Form 10-K for the year ended December 31, 2008, and Sterling’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. We have included our responses following your original inquiries, with the numbered paragraphs below corresponding to the numbered comments in your letter and with your comments reproduced in bold. Please note that, as requested in your comments, our response contains forecasts and other information that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results discussed in these forward-looking statements because of numerous possible risks and uncertainties.

Form 10-K for the year ended December 31, 2008

Financial Statements

Note 4, Allowance for Credit Losses, page F-20

1.	We note your response and proposed disclosure to prior comment 3 regarding your foreclosed real estate accounting policy. Paragraph 28 of SFAS 15 specifically states that long-lived assets received should be recorded at fair value less cost to sell, not using a “lower of” method such as your policy. Please revise your accounting policy in future filings to comply with the fair value less cost to sell method required by SFAS 15. In addition, please tell us whether there will be any financial statement impact, and disclose the amount of the impact if material, due to this change in methodology to comply with GAAP.

Response:

Sterling respectfully submits that it has historically taken a conservative interpretation of paragraph 28 of SFAS 15 by initially recording foreclosed real estate at the lower of the carrying value of the loan at the foreclosure date or the fair value of the real estate, less the costs to sell and therefore would not recognize any gain until realized through the sale of the foreclosed real estate. Although this policy did not have a material impact on Sterling’s historical financial statements for any period, Sterling will revise its policy prospectively to record foreclosed real estate at its fair value less the cost to sell regardless of whether it would result in an unrealized gain at the time of foreclosure. Any previously recognized impairment loss would be recovered prior to recognition of a gain. As of June 30, 2009, foreclosed real estate held in which the fair value less the cost to sell exceeded its loan carrying value at foreclosure date was immaterial, both individually and in the aggregate. Sterling will modify the description of its policy for initially recording foreclosed real estate in future filings beginning with its Form 10-Q for the quarter ended September 30, 2009 as follows:

“At the applicable foreclosure date, other real estate owned is recorded at the fair value of the real estate, less the costs to sell the real estate.”

Note 12, Income Taxes, page F-27

2.	We note your response to prior comments 4 and 5, including your revised income tax disclosure on page 28 of your Form 10-Q for the period ended June 30, 2009. We also note that you recorded additional net losses of $33.9 million for the three-month period ended June 30, 2009. Given your continued significant net losses into the second quarter 2009, please tell us and further revise future filing disclosures to address the following:

a.	In response to prior comment 4, you tell us a few of the factors you considered when determining the need for a valuation allowance. Please tell us and provide additional detailed disclosure in future filings of both the specific positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraphs 23-24 of SFAS 109.

b.	Considering that you are in a three-year cumulative loss position as of June 30, 2009, tell us how you considered paragraph 103 of SFAS 109.

c.	Where you have utilized forecasts and/or projections, such as your statement that you “expected to generate minimal taxable income for 2009,” discuss the related assumption (including horizon) and tell us how those assumptions changed during the reporting periods. Specifically tell us whether the losses incurred in the quarters ended March 31 and June 30, 2009, were in line with the projections you made when determining the level of your valuation allowances as of December 31, 2008, March 31, 2009 and June 30, 2009.

d.	Clearly disclose in future filings the expiration of your tax loss carryforwards.

e.	In your response to prior comment 4, you state that you have considered utilizing tax planning strategies to generate future taxable income. To the extent that you plan to rely upon tax planning strategies of the offset of deferred tax liabilities in lieu of future taxable income of the realization of your deferred tax assets, disclose that fact in future filings and provide a brief description of such strategies.

f.	To the extent you have recorded a partial valuation allowance, clearly disclose in future filings how you determined the amount of the partial allowance and your basis for the determination that a partial rather than a full allowance was appropriate. Specifically discuss how you determined which of your deferred tax assets were more likely than not realizable and which were not more likely than not realizable when you computed your valuation allowance.

g.	Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements in future filings, beginning with your next Form 10-Q, as applicable.

Response:

a. Sterling respectfully submits that it considers both positive and negative evidence in determining whether it is more likely than not that a valuation allowance is needed against its deferred tax asset. Sterling considered losses for the year end December 31, 2008 and quarters ended March 31, 2009 and June 30, 2009, and the current level and trend in non performing assets, which is resulting in high levels of loan loss provisioning to be negative evidence. To overcome this negative evidence, Sterling considered the positive evidence that supports the realization of its deferred tax asset. Specifically, Sterling looked at its strong earnings history exclusive of the losses it has experienced over the last three quarters, which are considered to be temporary in nature, and its ability to generate taxable income from all sources in the future. These sources include its future projections of taxable income in 2010 and beyond, its ability to carryback losses to 2007 and tax planning strategies that would be taken if necessary. Additionally, Sterling considered that it does not have a history of losses expiring unused. Sterling had sufficient taxable income in prior years to fully carryback its federal tax losses that it incurred for the year ended December 31, 2008 and for the six months ended June 30, 2009.

b. Sterling respectfully submits that while it had a three-year cumulative loss for book purposes for the three year period ended June 30, 2009, during the same period it had cumulative income for tax purposes. The cumulative book loss included a $223.8 million charge for impairment of goodwill, which has no effect on taxable income. Sterling had three-year cumulative income of $187 million for tax purposes for the three year period ended December 31, 2008. For the first six months of 2009, Sterling has incurred an estimated tax loss of $74 million, which can be fully carried back to its tax period ended December 31, 2007. In addition, Sterling would have capacity to carry back up to approximately $66 million of any future taxable losses, if incurred. Sterling recognizes that, pursuant to paragraph 103 of SFAS 109, recent losses are a difficult type of negative evidence to overcome in evaluating its ability to fully realize its deferred tax asset. The ultimate realization of the deferred tax assets depends on sufficient future taxable income. Therefore, Sterling believes it is appropriate to consider taxable income in making this evaluation. Sterling has a long history of taxable income and was profitable as recently as the quarter ended September 30, 2008. Sterling believes its historical profitability and projected taxable income from all sources for 2010 and beyond overcome the cumulative book loss that was caused by the losses it has incurred during the last nine months.

c. Sterling respectfully submits that its forecasted earnings are updated on at least a quarterly basis. Sterling’s initial earnings forecast for 2009 was completed as of December 31, 2008; the losses Sterling incurred during the first quarter of 2009 were higher than its original forecast. Sterling updated its 2009 forecast as of March 31, 2009, which projected minimal to breakeven taxable income for the year ended December 31, 2009. These projections showed losses being incurred through June 30, 2009 and then returning to profitability in the second half of 2009. Sterling updated its forecast as of June 30, 2009 due to the continued economic difficulties in the Pacific Northwest as well as Sterling’s continued trends in nonperforming assets and charge-offs. The updated forecast projects losses for the remainder of 2009 and projects losses continuing at a lower level during the first half of 2010, with Sterling returning to profitability during the second half of 2010 resulting in taxable income for the year ending December 31, 2010. Beginning in 2011, Sterling projects that its income will return to levels similar to those it experienced prior to the recent economic downturn.

d. Sterling respectfully confirms to the staff that, beginning with its quarterly report on Form 10-Q for the quarter ended September 30, 2009, it will disclose the expiration of any tax loss carryforwards.

e. Sterling respectfully confirms to the staff that, beginning with its quarterly report on Form 10-Q for the quarter ended September 30, 2009, it will disclose tax planning strategies and the offset of deferred tax liabilities that it plans to use to realize its deferred tax asset.

f. & g. Sterling respectfully submits that it has not recorded a partial valuation allowance as of June 30, 2009. Sterling respectfully confirms that if it establishes a partial valuation allowance in future periods, it will disclose how the valuation allowance was determined and provide a tabular rollforward disclosure for any valuation allowance.

Sterling will include the following disclosure in future filings beginning with its quarterly report on Form 10-Q for the quarter ended September 30, 2009. This disclosure assumes that the evidence available at September 30, 2009 will be consistent with the evidence that existed at June 30, 2009. Sterling will reevaluate the need for a valuation allowance as of September 30, 2009, should it reach a different conclusion at that time it will make the appropriate changes to its disclosure:

“Sterling considers all available positive and negative evidence to determine whether a valuation allowance is needed against its deferred tax asset. The recent losses that Sterling has incurred and the level and trend in nonperforming assets are considered to be negative evidence that could suggest the possible need for a valuation allowance. Sterling’s history of strong earnings and its capacity to generate income in the future are considered forms of positive evidence. The realization of its deferred tax asset depends on the existence of sufficient taxable income in the future. In evaluating its future taxable income Sterling considers an estimate of future earnings, an evaluation of its loss carryback position and various tax planning strategies. Certain tax planning strategies, if implemented, may result in generating taxable income from previously tax exempt sources or accelerating the taxability of deferred tax liabilities to preserve tax carryforwards from expiration. One such strategy would be to redeem its Bank Owned Life Insurance Policies, which would generate $45 million of taxable income. After weighing all available evidence as of September 30, 2009, Sterling believes that it is more likely than not that it will be able to fully realize its deferred tax asset and therefore has not recorded a valuation allowance. If future taxable income should prove non-existent or less than the amount of temporary differences giving rise to the net deferred tax assets within the tax years to which they may be applied, the assets will not be realized and Sterling’s net income will be reduced. If the current credit cycle continues, it could affect Sterling’s ability to generate future taxable income in the near term. An extended period of losses could result in Sterling establishing a valuation allowance against its deferred tax asset, which would be accounted for as a charge against income. As of September 30, 2009 and December 31, 2008 Sterling’s deferred tax asset included $* and $3.2 million, respectively, of state tax carryforwards that will expire between 2013 and 2029 if unused. Sterling had sufficient taxable income in prior tax years to fully carry back its federal tax losses and therefore did not have any federal tax carryforward as of September 30, 2009 or December 31, 2008.”

*	The September 30, 2009 amount is not known at this time. The amount will be included in the quarterly report on Form 10-Q for the quarter ended September 30, 2009 when it is filed.

Form 10-Q for the period ended March 31, 2009

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 32

3.	We note your response and proposed disclosure to prior comment 9. We note that accreting the fair value of the warrants on a straight-line basis over five years does not appear to be in compliance with U.S. GAAP, which requires that the amount be accreted using the effective interest method. Since it is inappropriate to disclose a departure from U.S. GAAP in your accounting policies as implemented, please revise your disclosure in future filings, beginning in your next Form 10-Q, to either state that your accounting treatment is not in compliance with U. S. GAAP but that the difference between the straight-line and effective interest methods is not material, or revise your accounting treatment as that it is in compliance with U.S. GAAP.

Response:

Sterling respectfully confirms that, in future periods, Sterling will use the effective interest method instead of the straight line method to compute the preferred stock discount accretion. For the three and six months ended June 30, 2009, the accretion difference under the effective interest method versus the straight line method was immaterial. Sterling will modify its disclosure in future filings beginning with its quarterly report on Form 10-Q for the quarter ended September 30, 2009, as follows:

“The value attributed to the warrant is being accreted as a discount on the preferred stock using the effective interest method over five years.”

Closing Comments

In providing this response, Sterling acknowledges that:

1)	Sterling is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 509-458-3711 should you have any questions or additional comments.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/ Daniel G. Byrne
Daniel G. Byrne
Executive Vice President, Assistant Secretary, and Chief Financial Officer